July 15, 2009

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

AdvisorOne Funds, File Nos. 33-20635 and 811-8037

Dear Sir/Madam:

On behalf of the AdvisorOne Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 46 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of the filing is to register shares of the CLS Risk-Managed Enhanced Income Fund, the CLS Fixed Income Fund, and the CLS Concentrated Allocation Fund.   The Trust has authorized me to request selective review of the filing.  The description in the Prospectus of each Fund’s investment strategy has not been reviewed previously.  The remainder of the Prospectus, and the entire Statement of Additional Information, is substantially similar to the Prospectus and Statement of Additional Information filed by the Trust on July 1, 2009 with respect to the other series of the Trust.

If you have any comments or questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP